ACM Municipal Securities Income Fund, Inc.		Exhibit 77C
811-7510


77C  Matters submitted to a vote of security holders


A Joint Annual Meeting of Stockholders of ACM Municipal
Securities Income Fund, Inc.
("ACM VII") was held
on March 20, 2003. A description of each proposal and number of shares voted at the meeting are as follows:


Shares Voted For


Abstained
To elect one Director of ACM VII for a
term of three years and until his
successor is duly elected and qualifies.

John D. Carifa


To elect two Directors of ACM VII's
preferred stockholders for a term of three years and until his or her successor is duly elected and qualifies


John D. Carifa

Ruth Block







9,150,723











3,248

3,248

































175,896











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